Exhibit 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2019 AND 2018

(Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

		March 31,	December 31,
	Note	2019	2018
ASSETS

Current assets
Cash and cash equivalents		$50,868	$45,407
Receivables and other	3	16,193	18,312
Inventories	4	26,147	24,751
		93,208	88,470
Non-current assets
Mineral properties, plant and equipment	5	1,530,763	1,522,919
Restricted cash		1,884	2,029
Total assets		$1,625,855	$1,613,418

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6	$53,340	$50,672
Current portion of long-term debt	7	84,375	85,961
		137,715	136,633
Non-current liabilities
Other liabilities	6	13,131	1,072
Long-term debt	7	444,830	456,254
Convertible notes		83,523	82,150
Decommissioning and restoration provision	8	20,015	18,947
Deferred income tax liability		18,374	15,236
		717,588	710,292

EQUITY
Share capital	12	1,141,290	1,140,890
Contributed surplus	12	49,461	48,886
Equity component of convertible notes		17,603	17,603
Accumulated other comprehensive loss		(193,997)	(193,997)
Deficit		(106,090)	(110,256)
		908,267	903,126
Total liabilities and equity		$1,625,855	$1,613,418

Contingencies	15

On behalf of the Board of Directors:

“David S. Smith”	“George N. Paspalas”
David S. Smith	George N. Paspalas
(Chair of the Audit Committee)	(Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended
		March 31,	March 31,
	Note	2019	2018
Revenue	9	$103,119	$89,422

Cost of sales	10	73,967	72,588

Earnings from mine operations		29,152	16,834

Corporate administrative costs		3,967	2,498

Operating earnings		25,185	14,336

Interest and finance expense	11	(9,400)	(15,639)
Interest and finance income		287	202
Foreign exchange loss		(316)	(83)
Loss on financial instruments at fair value	7	(7,526)	(2,637)

Earnings (loss) before taxes		8,230	(3,821)

Current income tax expense		(926)	(626)
Deferred income tax expense		(3,138)	(3,611)

Net earnings (loss) for the period		$4,166	$(8,058)

Other comprehensive earnings (loss), net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss		-	1,938

Comprehensive earnings (loss) for the period		$4,166	$(6,120)

Earnings (loss) per common share
Basic		$0.02	$(0.04)
Diluted	12f	$0.02	$(0.04)

Weighted average number of common shares outstanding
Basic		184,192,702	182,378,707
Diluted	12f	185,033,308	182,378,707

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended
		March 31,	March 31,
	Note	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the period		$4,166	$(8,058)
Items not affecting cash:
Current income tax expense		926	626
Deferred income tax expense		3,138	3,611
Depreciation and depletion		16,184	13,024
Interest and finance expense, net		9,207	15,374
Loss on financial instruments at fair value	7	7,526	2,637
Settlement of offtake obligation	7	(840)	(695)
Share-based compensation	12	1,518	739
Unrealized foreign exchange loss		417	47
Changes in non-cash working capital items:
Receivables and other		1,890	2,230
Inventories		(1,922)	(2,880)
Accounts payable and accrued liabilities		(1,340)	(931)
Income taxes paid		(926)	(1,005)
Net cash generated by operating activities		39,944	24,719

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of lease obligations		(1,556)	-
Proceeds from exercise of stock options		260	357
Repayment of loan facility	7	(20,000)	-
Transaction costs associated with loan facility		(167)	-
Interest paid		(8,396)	(1,125)
Net cash used in financing activities		(29,859)	(768)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	5	(5,395)	(9,742)
Restricted cash		183	-
Interest received		287	202
Net cash used in investing activities		(4,925)	(9,540)

Increase in cash and cash equivalents for the period		5,160	14,411

Cash and cash equivalents, beginning of the period		45,407	56,285
Effect of foreign exchange rate changes on cash and cash equivalents		301	(156)
Cash and cash equivalents, end of the period		$50,868	$70,540

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061

Adjustment on adoption of IFRS 9, net of tax		-	-	-	-	(5,768)	5,768	-

Adjusted balance - January 1, 2018		182,337,874	$1,125,932	$49,942	$17,603	$(199,540)	$(146,876)	$847,061

Shares issued upon exercise of options	12	52,500	541	(184)	-	-	-	357

Value assigned to options vested	12	-	-	991	-	-	-	991

Other comprehensive earnings for the period, net of taxes		-	-	-	-	1,938	-	1,938

Loss for the period		-	-	-	-	-	(8,058)	(8,058)

Balance - March 31, 2018		182,390,374	$1,126,473	$50,749	$17,603	$(197,602)	$(154,934)	$842,289

Balance - December 31, 2018		184,163,091	$1,140,890	$48,886	$17,603	$(193,997)	$(110,256)	$903,126

Shares issued upon exercise of options	12	45,000	400	(140)	-	-	-	260

Value assigned to options vested	12	-	-	715	-	-	-	715

Earnings for the period		-	-	-	-	-	4,166	4,166

Balance - March 31, 2019		184,208,091	$1,141,290	$49,461	$17,603	$(193,997)	$(106,090)	$908,267

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. The Company’s significant accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the year ended December 31, 2018, except for the adoption of IFRS 16, Leases (“IFRS 16”) effective January 1, 2019.

As at March 31, 2019, the Company has cash and cash equivalents of $50,868 and a working capital (current assets less current liabilities) deficit of $44,507. Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows.

These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency. All dollar amounts are expressed in thousands of USD, except for share data, unless otherwise noted as Canadian dollars (“CAD” or “C”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 2, 2019.

(b) Change in accounting policy – IFRS 16, Leases

The Company has adopted IFRS 16 effective January 1, 2019 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right of use asset (“ROU asset”) and a lease obligation at the lease commencement date.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Accounting policy applicable from January 1, 2019

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;

●	The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset.

The ROU asset is initially measured based on the initial amount of the lease obligation plus any initial direct costs incurred less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured when there is a change in future lease payments. Future lease payments can arise from a change in an index or rate, if there is a change in the Company’s estimate of the expected payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded to the statement of earnings (loss) if the carrying amount of the ROU asset has been reduced to zero.

Accounting policy applicable before January 1, 2019

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. It requires consideration as to whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the arrangement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the changes in circumstances gave rise to the reassessment or at the date of the renewal or extension period.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are recognized as an expense in the statement of earnings (loss) on a straight-line basis over the lease term.

Transition to IFRS 16

The Company previously classified leases as operating, or finance leases based on the Company’s assessment of whether the lease transferred significantly all the risks and rewards incidental to ownership of the underlying asset. Under IFRS 16, the Company recognizes ROU assets and lease obligations for most leases.

At transition, lease obligations were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. ROU assets were measured at an amount equal to the lease obligation, adjusted by the amount of any prepaid or accrued lease payments.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease obligations for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

For leases that were classified as finance leases under IAS 17, the carrying amount of the ROU asset and the lease obligation at January 1, 2019 are determined as the carrying amount of the lease asset and lease obligation under IAS 17 immediately before that date.

Incremental ROU assets and lease obligations of $11,891 were recorded as of January 1, 2019, with no net impact on deficit. When measuring lease obligations, the Company discounted lease payments using the Company’s incremental borrowing rate of 5.7% at January 1, 2019.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The following table reconciles the Company’s operating lease commitments at December 31, 2018, as previously disclosed in the Company’s annual consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 at January 1, 2019.

Adoption of
IFRS 16
Operating lease commitments - December 31, 2018	$13,804
Adjustments from adoption of IFRS 16	(96)
Operating lease commitments - December 31, 2018	13,708

IFRS 16 recognition exemptions:
Short-term leases	(727)
Low-value leases	(24)
Effect from discounting using the incremental borrowing rate - January 1, 2019	(1,066)
Lease obligation recognized on adoption of IFRS 16	11,891
Finance lease obligation (IAS 17) - December 31, 2018	748
Lease obligation - January 1, 2019	$12,639

For presentation on the statement of financial position, the current portion of the lease obligation was classified within accounts payable and accrued liabilities and the non-current portion within other liabilities. ROU assets were included within mineral properties, plant and equipment.

(c) Critical accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Key accounting policy judgments

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators for the Company’s mineral properties, plant and equipment and has concluded that due to a decrease in total contained ounces in the updated mineral reserve of the Brucejack Mine, an indicator of impairment exists as of March 31, 2019. Refer to note 5c for further details related to the impairment assessment.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of March 31, 2019.

Sources of estimation uncertainty

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of ore reserves and resources requires judgment to interpret available geological data then select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the proven and probable mineral reserves announced on April 4, 2019 will impact the calculation of depreciation and depletion expense effective in the second quarter of 2019.

Recoverable amount of the Brucejack Mine

The recoverable amount was assessed as the higher of its value in use and fair value less costs of disposal (“FVLCD”). The recoverable amount was determined based on the FVLCD method using discount future cash flows. The estimates used by management in arriving at its estimate of recoverable amount are subject to various risks and uncertainties including future gold and silver prices, exchange rates, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Changes in estimates could affect the expected recoverability of the Brucejack Mine. The recoverable amount for the Brucejack Mine was assessed as at March 31, 2019. Refer to Note 5c for further details related to the impairment assessment.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 7 and 14 for further details on the methods and assumptions associated with the measurement of the construction financing liabilities.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

3.	RECEIVABLES AND OTHER

	March 31,	December 31,
	2019	2018
Trade receivables	$11,781	$14,487
Prepayments and deposits	2,848	3,332
Tax receivables	1,519	420
Other receivables	45
	$16,193	$18,312

4.	INVENTORIES

	March 31,	December 31,
	2019	2018

Materials and supplies	$12,934	$11,548
Finished metal	11,864	12,745
In-circuit	1,349	458
	$26,147	$24,751

As at March 31, 2019, $2,898 (2018 – $3,138) of depreciation and depletion and $328 (2018 – $199) of site share-based compensation was included in inventory.

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	ROU assets	Exploration and evaluation assets	Total
Cost
Balance - December 31, 2018	$812,627	$9,183	$556,056	$-	$252,007	$1,629,873
Adjustment on adoption of IFRS 16	-	-	-	11,891	-	11,891
Transfer from plant and equipment to right-of-use assets	-	-	(888)	888	-	-
Adjusted balance - January 1, 2019	812,627	9,183	555,168	12,779	252,007	1,641,764
Additions	-	4,067	1,161	6,254	415	11,897
Transfer from construction in progress to plant and equipment	-	(571)	571	-	-	-
Transfer from construction in progress to mineral properties	66	(66)	-	-	-	-
Balance - March 31, 2019	$812,693	$12,613	$556,900	$19,033	$252,422	$1,653,661

Accumulated depreciation and depletion
Balance - December 31, 2018	$50,990	$-	$55,964	$-	$-	$106,954
Transfer from plant and equipment to right-of-use assets	-	-	(42)	42	-	-
Adjusted balance - January 1, 2019	50,990	-	55,922	42	-	106,954
Depreciation and depletion	7,742	-	7,027	1,175	-	15,944
Balance - March 31, 2019	$58,732	$-	$62,949	$1,217	$-	$122,898

Net book value - March 31, 2019	$753,961	$12,613	$493,951	$17,816	$252,422	$1,530,763

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

(a) Depreciation and depletion

For the three months ended March 31, 2019, $15,944 (2018 – $13,868) of depreciation and depletion was recognized in the statement of earnings (loss).

(b) Right-of-use assets

As at March 31, 2019, the Company’s ROU assets consisted of the following:

	ROU asset Mobile equipment	ROU asset Buildings	ROU asset Other	Total
Cost
Balance - December 31, 2018	$-	$-	$-	$-
Adjustment on adoption of IFRS 16	9,325	2,509	57	11,891
Transfer from plant and equipment to right-of-use assets	888	-	-	888
Adjusted balance - January 1, 2019	10,213	2,509	57	12,779
Additions	1,895	3,115	1,244	6,254
Balance - March 31, 2019	$12,108	$5,624	$1,301	$19,033

Accumulated depreciation and depletion
Balance - December 31, 2018	$-	$-	$-	$-
Transfer from plant and equipment to right-of-use assets	42	-	-	42
Adjusted balance - January 1, 2019	42	-	-	42
Depreciation and depletion	977	180	18	1,175
Balance - March 31, 2019	$1,019	$180	$18	$1,217

Net book value - March 31, 2019	$11,089	$5,444	$1,283	$17,816

The Company is a party primarily to lease contracts for mining related mobile equipment and buildings. Other ROU assets included IT related equipment and shipping containers for concentrate.

(c) Impairment assessment of Brucejack Mine

At March 31, 2019, the Company reviewed impairment indicators for the Brucejack Mine and concluded there was an indicator of impairment due to the decrease in total contained ounces in the updated mineral reserve. In accordance with the Company’s accounting policy, the recoverable amount was assessed as the higher of its value in use or FVLCD. The recoverable amount was determined based on the FVLCD method using discounted future cash flows.

The Brucejack Mine cash-generating unit includes mineral properties, plant and equipment, construction in progress and ROU assets. In arriving at FVLCD, post-tax cash flows were estimated using the following significant assumptions: (a) the latest mineral reserve and grade information; (b) production profile, operating costs and capital costs from the latest detailed life of mine plan; (c) a gold price of $1,300 per ounce; (c) a silver price of $15.20 per ounce; (d) a foreign exchange rate of C$1.00:US$0.775; and (e) a real discount rate of 6.0%.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

The Company’s assessment of FVLCD exceeded the carrying value of the Brucejack Mine cash-generating unit and as a result, no impairment loss was recognized in the statement of earnings (loss).

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2019	2018

Trade payables	$27,741	$24,814
Lease obligations	17,684	748
Accrued liabilities	11,277	16,945
Employee benefit liability	4,490	4,398
Restricted share unit liability	2,473	1,502
Deferred share unit liability	1,005	997
Royalty payable	977	629
Accrued interest on loan facility	734	1,051
Accrued interest on convertible notes	90	660
	$66,471	$51,744
Non-current portion of lease obligations	(12,107)	(518)
Non-current portion of restricted share unit liability	(1,024)	(554)
Current portion of accounts payable and accrued liabilities	$53,340	$50,672

(a) Lease obligation

As at March 31, 2019, the Company’s undiscounted lease obligations consisted of the following:

	March 31,	December 31,
	2019	2018
Gross lease obligation - minimum lease payments
1 year	$6,446	$277
2-3 years	10,043	527
4-5 years	3,020	35
	$19,509	$839
Future interest expense on lease obligations	(1,825)	(91)
	$17,684	$748

For the three months ended March 31, 2019, interest expense on lease obligations was $144 (2018 – nil). Total cash payments on lease obligations was $1,815 which included $259 for short-term leases.

Variable lease payments not included in the measurement of lease obligations were nil as at March 31, 2019. There were no extension options, which were reasonably certain to be exercised, included in the measurement of the lease obligation. As at March 31, 2019, there were no leases with residual value guarantees or leases not yet commenced to which the Company is committed.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

7.	LONG-TERM DEBT

As at March 31, 2019, the Company’s long-term debt consisted of the following:

	Offtake	Senior secured	Total
	obligation	loan facility	long-term debt
Balance - December 31, 2018	$70,069	$472,146	$542,215
Settlement of offtake obligation	(840)	-	(840)
Loss on financial instruments at fair value	7,526	-	7,526
Transaction costs on loan facility	-	(20)	(20)
Amortization of loan facility transaction costs	-	324	324
Repayment of loan facility	-	(20,000)	(20,000)
Balance - March 31, 2019	$76,755	$452,450	$529,205
Current portion of long-term debt	(8,688)	(75,687)	(84,375)
Non-current portion of long-term debt	$68,067	$376,763	$444,830

(a) Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility is comprised of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”). The loan facility is secured by substantially all of the assets of the Company and its subsidiaries.

The term of the loan facility is four years, maturing on December 18, 2022. The undrawn portion of the loan facility at March 31, 2019 was $20,000.

Each borrowing under the term and revolving facilities is available by way of USD London Inter-Bank Offered Rate (“LIBOR”) loans or USD base rate loans. The revolving facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

Borrowings comprising USD LIBOR loans shall bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. Borrowings comprising USD base rate loans shall bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. As at March 31, 2019, the LIBOR on the Company’s borrowings was 2.5%. Interest is payable on the last day of the interest period related to a borrowing. For the three months ended March 31, 2019, $6,954 (2018 – nil) of interest expense was expensed as interest and finance expense in the statement of earnings (loss).

The term facility requires repayment in equal quarterly installments of principal in the amount of $16,667 commencing at the end of the second quarter of 2019. On March 29, 2019, the Company repaid $20,000 of the revolving facility. A principal repayment of $10,000 is required by June 18, 2019, reducing the available revolving facility to $200,000. The remaining principal of the revolving facility is required to be repaid as a bullet payment in full on the maturity date. Any unused portion of the revolving facility will be subject to a standby fee of 0.6% to 0.8%.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

7.	LONG-TERM DEBT (Cont’d)

Transaction costs associated with the loan facility were $7,969 (2018 - $7,949) including an underwriting fee equal to 1.55% of the amount of the commitment related to the loan facility. The transactions costs have been recorded as a loan discount and will be amortized over the term of the loan. For the three months ended March 31, 2019, $324 (2018 – nil) of amortization of the loan facility transaction costs were expensed to interest and finance expense in the statement of earnings (loss).

The effective interest rate for the loan facility as at March 31, 2019 is 5.9%. The Company is subject to financial covenants including interest coverage ratio, leverage ratio, tangible net worth and minimum liquidity under the terms of the loan facility. As at March 31, 2019, the Company was in compliance with all financial covenants.

(b) Offtake obligation

The Company entered into an agreement pursuant to which it will deliver 100% of refined gold up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the offtake obligation by up to 75% by paying $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

For the three months ended March 31, 2019, the Company delivered 68,506 (2018 – 75,447) ounces of gold under the offtake agreement. Of the amount settled, the Company physically delivered 53,920 (2018 – 44,568) ounces from doré production and purchased 14,586 (2018 – 30,879) ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation of $840 (2018 – $695).

The offtake obligation is recorded at fair value at each statement of financial position date. For the three months ended March 31, 2019, the change in fair value of the offtake obligation was a fair value loss of $7,526 (2018 – gain of $1,809).

8.	DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the three months ended	For the year ended
	March 31,	December 31,
	2019	2018

Opening balance	$18,947	$18,436
Change in discount rate	618	215
Accretion of decommissioning and restoration provision	144	568
Change in amount and timing of cash flows	306	(272)
Ending balance	$20,015	$18,947

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

8.	DECOMMISSIONING AND RESTORATION PROVISION (Cont’d)

For the three months ended March 31, 2019, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.8% (2018 – 1.9%) and a discount rate of 2.1% (2018 – 2.4%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $20,795 (2018 – $20,369). The majority of the expected expenditures to settle the decommissioning and restoration provision are expected to occur shortly after the end of the mine life.

9.	REVENUE

Revenue by metal was:

	For the three months ended
	March 31,	March 31,
	2019	2018
Gold revenue	$102,358	$87,268
Silver revenue	1,468	1,321
Revenue from contracts with customers	$103,826	$88,589
(Loss) gain on trade receivables at fair value	(707)	833
	$103,119	$89,422

Revenue from contracts with customers by product was:

	For the three months ended
	March 31,	March 31,
	2019	2018
Gold revenue - doré	$69,862	$58,971
Gold revenue - concentrate	32,496	28,297
Silver revenue - concentrate	842	788
Silver revenue - doré	626	533
	$103,826	$88,589

10.	COST OF SALES

Total costs of sales were:

	For the three months ended
	March 31,	March 31,
	2019	2018

Production costs	53,009	55,214
Depreciation and depletion	15,851	13,836
Royalties and selling costs	4,404	5,735
Site share-based compensation	713	344
Change in inventories	(10)	(2,541)
	73,967	72,588

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

10.	COST OF SALES (Cont’d)

Production costs by nature of expense were:

	For the three months ended
	March 31,	March 31,
	2019	2018

Consultants and contractors	$20,913	$28,852
Salaries and benefits	15,281	9,964
Supplies and consumables	8,064	8,291
Energy	3,384	3,880
Travel and camp accommodation	1,905	1,759
Freight	1,606	1,048
Camp administrative costs	1,161	507
Insurance	356	420
Rentals	339	493
	$53,009	$55,214

11.	INTEREST AND FINANCE EXPENSE

	For the three months ended
	March 31,	March 31,
	2019	2018
Interest expense on loan facility	$7,278	$-
Interest expense on convertible notes	1,928	1,928
Accretion of decommissioning and restoration provision	144	155
Interest expense on leases	144	-
Bank charges	1	8
Interest expense on construction credit facility	-	13,493
Other interest expense	(95)	55
	$9,400	$15,639

12.	CAPITAL AND RESERVES

(a) Share capital

At March 31, 2019, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

(b) Stock options

The following table summarizes the changes in share options for the three months ended March 31:

	2019		2018
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	(in CAD)	options	(in CAD)
Outstanding, January 1,	4,562,919	$9.47	6,454,327	$9.32
Exercised	(45,000)	7.72	(52,500)	8.45
Expired	(5,100)	12.97	(815,500)	13.70
Forfeited	(9,900)	12.97	(18,750)	12.32
Outstanding, March 31,	4,502,919	$9.47	5,567,577	$8.68

For options exercised during the period, the related weighted average share price at the time of exercise was C$11.46 (2018 – C$12.75).

The following table summarizes information about share options outstanding and exercisable at March 31, 2019:

	Share options outstanding		Share options exercisable
				Weighted
	Number of	Weighted	Number of	average
	options	average years	options	exercise price
Exercise prices (in CAD)	outstanding	to expiry	exercisable	(in CAD)
$5.85 - $7.99	1,617,075	1.33	1,617,075	7.04
$8.00 - $9.99	1,600,469	2.42	1,199,877	9.20
$10.00 - $11.99	130,000	2.88	77,200	10.73
$12.00 - $13.99	1,120,375	3.69	314,430	13.04
$14.00 - $15.99	35,000	2.36	35,000	15.17
Outstanding, March 31, 2019	4,502,919	2.36	3,243,582	$8.60

The total share-based compensation expense for the three months ended March 31, 2019 was $715 (2018 – $991), which was expensed in the statement of earnings (loss).

(c) 2015 RSU Plan – RSU’s

The following table summarizes the changes in RSU’s for the three months ended March 31:

	2019		2018
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	RSU’s	value (in CAD)	RSU’s	value (in CAD)
Outstanding, January 1,	741,886	$11.31	729,064	$14.41
Forfeited	(9,664)	10.70	(6,877)	13.78
Outstanding, March 31,	732,222	$11.44	722,187	$8.69

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

At March 31, 2019, a liability of $2,118 (2018 – $2,156) was outstanding and included in accounts payable and accrued liabilities. For the three months ended March 31, 2019, $825 (2018 – recovery of $495) was expensed in the statement of earnings (loss) as share-based compensation expense.

(d) 2015 RSU plan – PSU’s

The following table summarizes the changes in PSU’s for the three months ended March 31:

	2019		2018
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	PSU’s	value (in CAD)	PSU’s	value (in CAD)
Outstanding, January 1,	166,085	$11.31	74,140	$14.41
Outstanding, March 31,	166,085	$11.44	74,140	$8.69

At March 31, 2019, a liability of $355 (2018 – $50) was outstanding and included in accounts payable and accrued liabilities. For the three months ended March 31, 2019, $120 (2018 – $36) was expensed in the statement of earnings (loss) as share-based compensation expense.

(e) 2018 DSU Plan – DSU’s

The Company established a DSU plan for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of DSU’s. The number of DSU’s granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSU’s by the fair market value of the Company’s common shares on the conversion date. In addition, the Board may, at its discretion, grant additional DSU’s to plan participants. Each eligible director will be required to hold DSU’s received until the eligible director ceases to be a director of the Company, following which the DSU’s will be settled in cash.

The following table summarizes the changes in DSU’s for the three months ended March 31:

	2019		2018
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	DSU’s	value (in CAD)	DSU’s	value (in CAD)
Outstanding, January 1,	117,587	$11.57	-	$-
Outstanding, March 31,	117,587	$11.42	-	$-

At March 31, 2019, a liability of $1,005 (2018 – nil) was outstanding and included in accounts payable and accrued liabilities. For the three months ended March 31, 2019, due to a decline in the Company’s share price, a recovery of $13 (2018 – nil) was recognized in the statement of earnings (loss) as share-based compensation expense.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

(f) Earnings (loss) per share

The calculation of diluted earnings (loss) per share was based on earnings (loss) attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the three months ended March 31, 2019 potential share issuances arising from the exercise of share options and the settlement of restricted share units in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings (loss) attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings (loss) per share calculation as their effect was anti-dilutive.

The following table summarizes the calculation of basic and diluted earnings (loss) per share:

	For the three months ended
	March 31,	March 31,
	2019	2018
Net earnings (loss) for the period	$4,166	$(8,058)

Basic weighted average number of common shares outstanding	184,192,702	182,378,707
Effective impact of dilutive securities:
Share options	721,996	-
Restricted share units	118,610	-

Diluted weighted average number of common shares outstanding	185,033,308	182,378,707

Earnings (loss) per share
Basic	$0.02	$(0.04)
Diluted	$0.02	$(0.04)

13.	RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President, Operations, its Vice President and Chief Exploration Officer, and its Executive Vice President, Corporate Affairs and Sustainability.

Directors and key management compensation:

	For the three months ended
	March 31,	March 31,
	2019	2018
Salaries and benefits	$279	$647
Share-based compensation	903	(52)
	$1,182	$595

Under the terms of the Exec Chair’s employment agreement, effective January 1, 2017, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. The retirement allowance remains a current liability as at March 31, 2019 (note 6).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities and the loan facility approximate their fair values due to the short-term maturity of these financial instruments.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at March 31, 2019	Carrying value		Fair value
		Amortized
	FVTPL	cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$50,868	$-	$-	$-
Trade receivables	11,781	-	-	11,781	-
Restricted cash	-	1,884	-	-	-
	$11,781	$52,752	$-	$11,781	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$40,085	$-	$-	$-
Restricted share unit liability	2,473	-	-	2,473	-
Deferred share unit liability	1,005	-	-	1,005	-
Senior secured loan facility	-	452,450	-	-	-
Offtake obligation	76,755	-	-	-	76,755
Debt portion of convertible note	-	83,523	-	83,523	-
	$80,233	$576,058	$-	$87,001	$76,755

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT (Cont’d)

As at December 31, 2018	Carrying value		Fair value
		Amortized
	FVTPL	cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$45,407	$-	$-	$-
Trade receivables	14,487	-	-	14,487	-
Restricted cash	-	2,029	-	-	-
	$14,487	$47,436	$-	$14,487	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$43,048	$-	$-	$-
Restricted share unit liability	1,502	-	-	1,502	-
Deferred share unit liability	997	-	-	997	-
Senior secured loan facility	-	472,146	-	-	-
Offtake obligation	70,069	-	-	-	70,069
Debt portion of convertible note	-	82,150	-	82,150	-
	$72,568	$597,344	$-	$84,649	$70,069

The offtake obligation was valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing the offtake obligation include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and risk-free rate of return. The valuation of the offtake obligation also required estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold ounces delivered over the life of mine.

15.	CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

(a) Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of our shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

15.	CONTINGENCIES (Cont’d)

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario).

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

(b) 2018 United States class actions

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine. The Company has been served with one of the two complaints.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases, appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. The Company has retained legal counsel in connection with these matters.

The Company believes that the allegations made against it and its officers in the aforementioned complaints are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for these actions.

(c) Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.